Exhibit 12.2

PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
	2009	2009	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations	$391	$630	$1,199	$1,024	$985	$934	$3,982
Income taxes provision	132	263	488	571	602	574	2,561
Net fixed charges	203	415	860	889	801	589	695
Total Earnings	$726	$1,308	$2,547	$2,484	$2,388	$2,097	$7,238

Fixed Charges:
Interest and amortization of premiums, discounts and capitalized expenses related to short-term borrowings and long-term debt, net	$188	$383	$794	$834	$770	$573	$682
Interest on capital leases	5	10	22	23	11	1	1
AFUDC debt	10	22	44	32	20	15	12
Total Fixed Charges	$203	$415	$860	$889	$801	$589	$695
Preferred Stock Dividends:
Tax deductible dividends	2	4	9	9	12	9	9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	3	4	7	8	3	12	20
Total Preferred Stock Dividends	5	8	16	17	15	21	29

Total Combined Fixed Charges and Preferred Stock Dividends	$208	$423	$876	$906	$816	$610	$724

Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.49	3.09	2.91	2.74	2.93	3.44	10.00

Note:
For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent income adjusted for income taxes and fixed charges (excluding capitalized interest).  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, and AFUDC debt.  "Preferred stock dividends" represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on the outstanding series of preferred stock.  Fixed charges exclude interest on tax liabilities in accordance with FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes).